Exhibit 3.2

Amendments to Existing Articles of Association of NeuroDerm Ltd. Prior to Closing of the Offering

The text of paragraph (a) of Article 6 of the Amended and Restated Articles of Association of NeuroDerm Ltd. is hereby amended and restated in its entirety to read as follows:

(a) The share capital of the Company is 1,516,244 New Israeli Shekels, which is divided into the following numbers and classes of shares: 147,553,020 Ordinary Shares, each with a nominal value of NIS 0.01 (the “Ordinary Shares”); 406,980 Ordinary A-1 Shares, each with a nominal value of NIS 0.01; and 117,450 Ordinary A-2 Shares, each with a nominal value of NIS 0.01 (Ordinary A-1 Shares and Ordinary A-2 Shares, collectively: the “Ordinary A Shares”); and three hundred fifty thousand (350,000) Series A-1 Preferred Shares (the “Series A-1 Preferred Shares”), and four thousand six hundred ninety five (4,695) Series A Preferred Shares, each with a nominal value of NIS 0.1 (the “Series A Preferred Shares”) (the Series A-1 Preferred Shares and Series A Preferred Shares, collectively: the “Preferred Shares”) (the Ordinary Shares, Ordinary A Shares and the Preferred Shares, collectively, the “Shares”, and each holder of a Share, a “Shareholder”).

The text of paragraph (b) of Article 8 of the Amended and Restated Articles of Association of NeuroDerm Ltd. is hereby amended and restated in its entirety to read as follows:

(b)                                           Up until, but, for the avoidance of doubt, excluding, the offer, issuance and sale of Ordinary Shares in the Company’s initial firmly underwritten public offering pursuant to an effective registration statement under the Securities Act or equivalent law of another jurisdiction (the “IPO”), the Company shall not issue, sell or exchange, or agree to issue, sell or exchange, any new securities of the Company, including, without limitation, (i) Ordinary Shares; (ii) Ordinary A Shares; (iii) Preferred Shares; (iv) any option, warrant or other right to subscribe for, purchase or otherwise acquire any equity securities of the Company, or (v) any debt securities convertible into Shares of the Company (the “Offered Securities”), unless in each such case the Company shall have first complied with the provisions set forth below (herein, “New Securities”). For the purpose hereof, “New Securities” shall not include any securities detailed under Articles 6A(h)(i)(4)(A) - 6A(h)(i)(4)(F) above.

The text of paragraph (a) of Article 37.1 of the Amended and Restated Articles of Association of NeuroDerm Ltd. is hereby amended and restated in its entirety to read as follows:

37. Number and Identity of Directors; Observers

37.1

(a) The Board of Directors of the Company (the “Board of Directors”) shall consist of up to ten (10) members (the “Directors”) and the Directors shall be appointed and removed as follows:

(i) Mr. Taub, shall be entitled to appoint four (4) Directors, initially being Mr. Robert Taub, Uwe Wascher, and two other individuals (the Directors appointed under this clause (i), the “Taub Directors”).

(ii) As long as Capital Point Ltd. holds at least 10 % of the Company’s issued and outstanding share capital on a fully-diluted basis, it shall be entitled to appoint two (2) Directors, initially being Yossi Tamar and Dr. Shuki Gliteman; In case the holdings of Capital Point, drops below 10%, then as long as it holds at least 5% of the Company’s issued and outstanding share capital on a fully-diluted basis, it shall be entitled to appoint one (1) Director, initially being Mr. Yossi Tamar (the Directors appointed under this clause (ii) the “Ordinary A Directors”).

(iii) One member of the Board shall be the Company’s then Chief Executive Officer, appointed in accordance with the provisions of Article 49 hereinafter; provided that Chief Executive Officer shall be automatically appointed as a Director as of the date of his appointment to the Chief Executive Officer’s office and automatically removed from office as of the date of his dismissal from the Chief Executive Officer’s office, all without the need for any further action including but not limited to any resolution at a General Meeting;

(iv) One member of the Board shall be appointed by resolution of the Company’s Board of Directors; and

(v) Two members of the Board may be persons who qualify as External Directors (as defined in the Companies Law), who shall be appointed by the Company’s shareholders, voting together as a single class, with the intent that such Board members serve as External Directors in anticipation of an IPO.

The text of Article 37.2 of the Amended and Restated Articles of Association of NeuroDerm Ltd. is hereby amended and restated in its entirety to read as follows:

37.2  For the avoidance of doubt, any representative serving as a Director pursuant to the provisions of Article 37.1 may be appointed to and removed from office by a written instrument delivered to the Company by the party or parties authorized to make such appointment, without the need for any further action including but not limited to any resolution at a General Meeting. Such instrument of appointment shall be delivered in writing to the Company and shall contain the identity of the representative director. Notwithstanding the foregoing, an External Director appointed pursuant to Article 37.1, paragraph (a), clause (v) may be removed from office by resolution of the Board of Directors.

A Director who has been appointed or removed from office in accordance with these Articles shall commence his service or shall cease to serve as Director, as the case may be, on the date specified in the written notice to the Company of appointment or removal from office (or in the absence of any specified date, on the date of the receipt by the Company of such notice).

The text of paragraph (a), clause (v) of Article 38 of the Amended and Restated Articles of Association of NeuroDerm Ltd. is hereby amended and restated in its entirety to read as shown below:

38. Removal of Directors

(a) The office of a Director and/or Observer shall be vacated, ipso facto, upon the occurrence of any of the following: (i) such Director’s and/or Observer’s death, (ii) such Director and/or Observer is convicted of an offense as described in Section 232 of the Companies Law, (iii) such Director and/or Observer is removed by a court of law in accordance with Section 233 of the Companies Law, (iv) such Director and/or Observer becomes legally incompetent, (v) if such Director and/or Observer is an individual, such Director and/or Observer is declared bankrupt, (vi) if such Director is a corporate entity, upon its winding-up liquidation, whether voluntary or involuntary, (v) as set forth in Articles 37.1(b), 37.2 and 37.3 above (provided, however, that in the case of an External Director appointed pursuant to Article 37.1, paragraph (a), clause (v), such External Director’s office may also be vacated upon resolution of the Board of Directors removing such External Director).